TERMINATION AGREEMENT

         This Termination Agreement (this "AGREEMENT") dated the 15th day of November, 1999 is entered into by and between IAT Resources Corporation, a Delaware corporation, formally known as The Producers Entertainment Group Ltd., (the "COMPANY") and Astor Capital, Inc., a California corporation ("ASTOR").

                              W I T N E S S E T H:

         WHEREAS, the Company and Astor are parties to that certain Placement Agreement effective as of the 25th day of August, 1999 relating to placement of up to $4,000,000 principal amount of 6% Convertible Subordinated Debentures Due 2001 and Common Stock Purchase Warrants to purchase up to 700,000 shares of Common Stock of the Company (the "PLACEMENT AGREEMENT");

         WHEREAS, as of the date hereof, pursuant to the terms of the Placement Agreement, the Company has issued $2,350,000 aggregate principal amount 6% Convertible Subordinated Debentures and warrants to purchase an aggregate of 411,250 shares of common stock of the Company;

         WHEREAS, as of the date hereof, pursuant to the terms of the Placement Agreement, the Company has paid to Astor $164,500 and has issued to Astor warrants to purchase an aggregate of 58,750 shares of common stock of the Company;

         WHEREAS, a mutual mistake has existed regarding the Placement Agreement and in an effort to resolve all issues relating thereto the Company and Astor have agreed to enter into this Agreement and terminate the Placement Agreement;

         NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements herein set forth, the parties hereto, intending to be legally bound, hereby agree as follows:

     1. TERMINATION. The Placement Agreement is hereby terminated ab initio; provided however, the obligations of the Company and its representations, warranties and covenants under the Placement Agreement shall continue for the benefit for those persons who are third party beneficiaries thereunder.

     2. RETURN OF PAYMENTS. Within three business days of the date hereof, Astor shall return to the Company the consideration it received under the Placement Agreement which consists of $164,500 and warrants to purchase 58,750 shares of the Company's common stock.

     3. COMPLETE RELEASE. With regard to any claims which may exist or arise out of the Placement Agreement (the "Disputes"), each party expressly waives all claims against the other party, including, without limitation, any and all rights under Section 1542 of the Civil Code of the State of California which provides as follows:


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         "A general release does not extend to claims which
         the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

Each party waives and releases any right or benefit which he has or may have under any similar law or rule of any other jurisdiction pertaining to the Disputes. It is the intention of each party, through this Agreement, fully, finally, and forever to settle and release all such matters and claims relative thereto which have existed , do now exist or may exist between the parties arising out of or related to the Disputes. In furtherance of such intention, the release herein given shall be, and remain in effect as, a full and complete release of such matters notwithstanding the discovery of the existence of any additional claims or facts relating thereto.

     4. OWNERSHIP OF CLAIMS. Each party represents and agrees that it has not assigned or transferred, or attempted to assign or transfer, to any person or entity, any of the claims it is releasing in this Agreement.

     5. SERVICE AS A WITNESS. Astor acknowledges that during the term of the Placement Agreement, it has had access to confidential and proprietary information concerning the Company, including, without limitation, access to various proprietary and confidential contracts and financial data. Astor agrees that it shall not at any time either during or after the term of this Agreement serve as an "expert witness" or in any similar capacity in any litigation or other proceeding to which the Company or any of its affiliates or subsidiaries is a party without the prior written consent of the Company, or such affiliate or subsidiary, as the case may be.

     6. MISCELLANEOUS.

     6.1 APPLICABLE LAW AND VENUE. This Agreement is executed and intended to be performed in the State of California and the laws of such State shall govern its interpretation and effect, without regard to the principles of conflicts of laws thereof. If suit is instituted by any party hereto or by any other party for any cause or matter arising from or in connection with the respective rights or obligations of the parties hereunder, the sole jurisdiction and venue for such action shall be the Superior Court of the State of California.

     6.2 HEIRS AND ASSIGNS. Subject to any restriction on assignment contained herein, this Agreement shall be binding upon and shall inure to the benefit of the respective party's heirs, successors and assigns.

     6.3 SEVERABILITY. Any provision in this Agreement which is, by competent judicial authority, declared illegal, invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such illegality, invalidity or unenforceability without invalidating the remaining provisions hereof or affecting the legality, validity or enforceability or such provision in any other jurisdiction. The parties hereto agree to negotiate in good faith to replace any illegal, invalid or unenforceable provision that, to the extent possible, will preserve the economic bargain of this Agreement, or otherwise to amend this Agreement.


                                     Page 2

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     6.4 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original, and the counterparts shall together constitute one and the same agreement, notwithstanding that all of the parties are not signatory to the original or the same counterpart.

     6.5 CAPTIONS. The headings and captions herein are inserted solely for the purpose of convenience of reference and are not intended to govern, limit, or aid in the construction of any term or provision hereof.

     6.6 EXECUTION. Each of the parties hereto shall execute, acknowledge and deliver any instrument necessary to carry out the provisions of this Agreement.

     6.7 CONSTRUCTION. This Agreement has been prepared by legal counsel for the Company. Astor has been advised and by its execution hereof acknowledges, that it has the right to and should have this Agreement reviewed by its own separate legal counsel. This Agreement has been negotiated at arms' length with the benefit of or opportunity to seek legal counsel and, accordingly, shall not be construed against any of the parties.


                                     Page 3

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         IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the day and year first above written.

THE COMPANY:

IAT RESOURCES CORPORATION

a Delaware corporation

/s/ ARTHUR BERNSTEIN
- ------------------------------
By:  Arthur Bernstein
Its: EVP

ASTOR CAPITAL, INC.

a California corporation

/s/ JACQUES TIZABI
- ------------------------------
By:  Jacques Tizabi
Name: Jacques Tizabi